UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-51447

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

EXPEDIA RETIREMENT SAVINGS PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

Expedia, Inc.

333 108th Avenue NE

Bellevue, WA 98004

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Expedia Retirement Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements under ERISA.

Expedia Retirement Savings Plan

Financial Statements and

Supplemental Schedule

December 31, 2009 and 2008

and for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of net assets available for benefits of the Expedia Retirement Savings Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Seattle, Washington

June 11, 2010

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of net assets available for benefits of the Expedia Retirement Savings Plan (the Plan) as of December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Seattle, Washington

June 9, 2009

Expedia Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Non-interest bearing cash	$75,301	$—
Investments, at fair value	146,637,592	91,966,294
Contribution receivable	872,681	101

Net assets available for benefits, at fair value	147,585,574	91,966,395

Adjustment from fair value to contract value for interest in a common/collective trust fund which invests in fully benefit-responsive investment contracts	135,256	329,832

Net assets available for benefits	$147,720,830	$92,296,227

See accompanying notes.

Expedia Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions:
Dividend and interest income	$2,742,887
Participant contributions	22,217,981
Rollover contributions	1,790,614
Employer contributions	6,602,554
Assets transferred into the Plan	19,477
Net realized and unrealized appreciation in fair value of investments	32,784,648

Total additions	66,158,161

Deductions:
Benefits paid to participants	10,686,953
Administrative expenses	46,605

Total deductions	10,733,558

Net increase in net assets available for benefits	55,424,603

Net assets available for benefits at:
Beginning of year	92,296,227

End of year	$147,720,830

See accompanying notes.

1. Description of the Plan

The following description of the Expedia Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established on August 9, 2005 and is a defined contribution plan covering substantially all U.S. employees of Expedia, Inc. and its subsidiaries (the “Company” or “Expedia”) who have reached the age of 18 (21 prior to January 1, 2006). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are automatically enrolled in the Plan upon satisfying its eligibility requirements. When enrolled, such employees are deemed to enter into a pre-tax salary reduction agreement with the Company to contribute 3% of compensation (as defined in the Plan document) and to make an election to invest in a qualified default investment fund determined by the Plan’s administrative committee unless an employee affirmatively changes his or her pre-tax salary deferral election. The qualified default investment funds are the various Fidelity Freedom Funds.

Contributions

Participants can make pre-tax deferrals ranging from 1% to 16%, and after-tax contributions ranging from 1% to 10% of their compensation (as defined in the Plan document) through payroll deductions. Participants can direct their contributions to any of the Plan’s investment fund options. Effective January 1, 2009 participants can make pre-tax deferrals ranging from 1% to 50% of their compensation.

The Company makes matching contributions in an amount equal to 50% of the first 6% of pre-tax compensation deferred by participants in each payroll period, subject to regulatory limitations. The Company may also make discretionary contributions. During the year ended December 31, 2009 no discretionary contributions were made to the Plan. Participants can direct Company contributions to any of the Plan’s investment fund options in the same manner as they direct their own contributions.

Vesting

Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company contributions in their accounts, plus actual earnings thereon, after two years of credited service.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings. Allocations are determined in accordance with the provisions of the Plan document. The benefit to which a participant is entitled is the vested portion of the participant’s account.

1. Description of the Plan (continued)

Forfeitures

Forfeitures of terminated participants’ non-vested account balances are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and subsequently returned. The remaining amount, if any, is used to reduce the Company’s future contributions and then to pay the expenses of operating the Plan and the related trust. The balance of forfeited accounts at December 31, 2009 and 2008 are $598,143 and $871,140, respectively. During 2009, $758,771 of the forfeited amounts was used to fund company contributions.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of 5 years. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined in accordance with the terms of the Plan document. Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within ninety days following the termination date.

Payment of Benefits

Upon participants’ retirement, death, disability or termination of employment, they, or their designated beneficiary, may elect to withdraw their entire vested account balances in the form of a lump sum payment, provided that to the extent a participant’s account is invested in Expedia stock, the participant may elect to receive such Expedia stock. Participants reaching the age of 59 1/2 may elect to withdraw some or all of their vested account balances while still employed. In the event of hardship (as defined by the Plan document) participants may withdraw some or all of the vested portion of their account balances, subject to the requirements of the Plan document. Participants may withdraw some or all of their rollover or after-tax contributions at any time.

Administrative Expenses

Administrative expenses include fees to administer the Plan and the investment funds. Substantially all costs of administering the Plan, including professional and other expenses, are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan or by a fund within a defined-contribution plan are required to be reported at fair value. However, contract value, which is equal to contributions plus earnings less withdrawals and expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its participation in the Fidelity Managed Income Portfolio and the Fidelity Managed Income Portfolio II (the MIPs), common/collective trust funds. The statements of net assets available for benefits present the fair value of the investment in the MIPs as well as the adjustment of the investment in the MIPs from fair value to contract value. The fair value of the Plan’s interest in the MIPs is based on information reported by the issuer of the common collective trust at year-end. The statement of changes in net assets available for benefits is prepared on a contract value basis related to the Plan’s MIP investments.

Benefit Payments

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The Plan’s interest in the MIPs is calculated by applying the Plan’s ownership percentage in the MIPs to the total fair value of the MIPs. The underlying assets owned by the MIPs consist primarily of readily marketable fixed income securities with quoted market prices. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded as of their trade-date. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Effective January 1, 2008, the Plan adopted the Financial Accounting Standards Board guidance which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices for identical or similar assets or liabilities in markets that are not considered to be active or identical or similar financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Subsequent Events

We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. The Plan has evaluated subsequent events through the date when which the financial statements are issued.

3. Fair Value of Investments

The Plan’s investments that are measured at fair value on a recurring basis, such as money market funds, mutual funds and equity securities, are generally classified within Level 1 of the fair value hierarchy. The fair value of these investments is valued based on quoted market prices in active markets. The Plan also invests in common collective trusts for which the valuation is based on the value of the underlying investments. Therefore, the common collective trusts are classified as Level 2. Participant loans are classified within Level 3.

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds
Large Cap	$38,145,269	$—	$—	$38,145,269
Blended Funds	34,025,011	—	—	34,025,011
International	21,522,110	—	—	21,522,110
Mid Cap	18,760,976	—	—	18,760,976
Income Funds	8,306,319	—	—	8,306,319
Small Cap	7,787,023	—	—	7,787,023
Investments in self-directed brokerage accounts	2,231,190	—	—	2,231,190
Investments in Expedia, Inc. common stock	4,215,970	—	—	4,215,970
Investments in common collective trusts	—	9,266,677	—	9,266,677
Loans to participants	—	—	2,377,047	2,377,047

Total Investments at Fair Value	$134,993,868	$9,266,677	$2,377,047	$146,637,592

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds
Large Cap	$24,705,111	$—	$—	$24,705,111
Blended Funds	18,545,581	—	—	18,545,581
International	13,721,568	—	—	13,721,568
Mid Cap	12,309,440	—	—	12,309,440
Income Funds	6,135,034	—	—	6,135,034
Small Cap	4,316,297	—	—	4,316,297
Investments in self-directed brokerage accounts	1,140,184	—	—	1,140,184
Investments in Expedia, Inc. common stock	1,247,562	—	—	1,247,562
Investments in common collective trusts	—	8,127,880	—	8,127,880
Loans to participants	—	—	1,717,637	1,717,637

Total Investments at Fair Value	$82,120,777	$8,127,880	$1,717,637	$91,966,294

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Balance, beginning of year	$1,717,637
Loan repayments and withdrawals (net)	659,410

Balance, end of year	$2,377,047

4. Investments

The Plan’s investments (including investments purchased, sold, and held during the period) appreciated in fair value as determined by quoted market prices, for the year ended December 31, 2009 as follows:

Net appreciation in fair value of investments
Registered investment companies	$29,804,317
Expedia, Inc. common stock	2,980,331

Total net appreciation in fair value of investments	$32,784,648

The following investments represent 5% or more of the fair value of the Plan’s net assets at December 31, 2009 and 2008:

	2009	2008
Fidelity ContraFund	$20,837,255	$9,037,828
Fidelity Diversified International Fund	12,272,931	8,814,002
Fidelity Low-Priced Stock Fund	11,475,654	5,392,949
Fidelity Freedom 2040 Fund	9,161,338	5,260,653
Dodge & Cox International Stock Fund	9,106,943	4,907,566
Pimco Total Return Fund	7,900,321	*
Fidelity Managed Income Portfolio II Fund	*	8,127,880
Fidelity Investment Grade Bond Fund	*	6,135,034
Spartan U.S. Equity Index Fund	*	4,889,420

*	Fidelity Managed Income Portfolio II Fund, Fidelity Investment Grade Bond Fund and Spartan U.S. Equity Index Fund did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2009. Pimco Total Return Fund did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2008.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

In accordance with determination letter program procedures set forth by the Internal Revenue Service (“IRS”), the Plan applied for a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan received a favorable determination letter from the IRS dated October 22, 2009, stating that the Plan is qualified under Section 401(a) of the Code and therefore the related trust is exempt from taxation.

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits at fair value, per the Form 5500	$147,585,574	$91,966,395
Plus: Adjustment from fair value to contract value for interest in the MIPs which invests in fully benefit-responsive investment contracts	135,256	329,832

Net assets available for benefits, per the financial statements	$147,720,830	$92,296,227

8. Party-in-Interest Transactions

Certain plan investments are shares of mutual funds and units of participation in common/collective trust funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services amounted to $1,342 for the year ended December 31, 2009.

At December 31, 2009 and 2008, the Plan held 163,823 and 151,328 shares, respectively, of common stock of the Company, with a cost basis of $2,772,062 and $2,678,483, respectively, and fair value of $4,215,970 and $1,247,562, respectively. During the year ended December 31, 2009, the Plan did not record any dividend income on the common stock of the Company.

Supplemental Schedule

Expedia Retirement Savings Plan

EIN: 91-1996083 Plan: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including, Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Registered investment companies:
*	Fidelity Freedom 2000 Fund	33,048 shares	$375,092
*	Fidelity Freedom 2005 Fund	9,290 shares	93,180
*	Fidelity Freedom 2010 Fund	74,490 shares	931,873
*	Fidelity Freedom 2015 Fund	100,145 shares	1,043,515
*	Fidelity Freedom 2020 Fund	205,217 shares	2,575,469
*	Fidelity Freedom 2025 Fund	333,642 shares	3,466,544
*	Fidelity Freedom 2030 Fund	477,212 shares	5,912,652
*	Fidelity Freedom 2035 Fund	517,022 shares	5,304,646
*	Fidelity Freedom 2040 Fund	1,279,517 shares	9,161,338
*	Fidelity Freedom 2045 Fund	372,086 shares	3,151,568
*	Fidelity Freedom 2050 Fund	172,018 shares	1,436,349
*	Fidelity Freedom Income Fund	53,332 shares	572,784
*	Fidelity ContraFund	357,537 shares	20,837,255
*	Fidelity Diversified International Fund	438,319 shares	12,272,931
*	Fidelity Low- Priced Stock Fund	359,288 shares	11,475,654
	MSI Small Company Growth Portfolio	265,116 shares	2,953,390
*	Spartan Extended Market Fund	3,303 shares	100,397
*	Spartan International Fund	4,252 shares	142,235
*	Spartan 500 Index Fund	179,121 shares	7,062,756
	Dodge & Cox International Stock Fund	285,932 shares	9,106,943
	Goldman Sachs Small Cap Value Fund	146,741 shares	4,833,633
	Pimco Total Return Fund	731,511 shares	7,900,321
	TimesSquare Midcap Growth Fund	608,892 shares	7,184,926
	MainStay Large Cap Growth Fund	1,115,774 shares	6,940,114
	Affiliated Managers Group Value Fund	392,069 shares	3,305,145
	Vanguard Total Bond Market Investor Fund	39,227 shares	405,998

	Total registered investment companies		128,546,708
	Common/collective trust fund:
*	Fidelity Managed Income Portfolio Fund	3,179,954 units	3,121,901
*	Fidelity Managed Income Portfolio Fund II	6,221,979 units	6,144,776
	Common stock:
*	Expedia, Inc. common stock	163,823 shares	4,215,970
	Participant-directed brokerage accounts:
*	Fidelity Brokerage Link (1)	Various mutual funds and common stocks	2,231,190
*	Participant loans	Interest rates ranging from 4% to 10%, maturing through 2024	2,377,047
*	Non-interest bearing cash		75,301

			$146,712,893

*	Indicates a party-in-interest to the Plan.
(1)	Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.

Note: Column (d), cost, is not applicable, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA RETIREMENT SAVINGS PLAN

Date: June 11, 2010	By:	/S/ PATRICIA L. ZUCCOTTI
Patricia L. Zuccotti
Member of Benefit Plans Administration Committee
Expedia, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm – Moss Adams LLP

23.2	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP